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Exhibit 99

June 4, 2004

Mr. Michael S. Ensign
Chairman of the Board and Chief Executive Officer
Mandalay Resort Group
3950 Las Vegas Boulevard South
Las Vegas, NV 89119

Dear Mike:

        On behalf of the Board of Directors of MGM MIRAGE, our company is offering to acquire the stock of Mandalay Resort Group ("Mandalay") for $68.00 per share in cash. This offer would provide your shareholders with a 12.8% premium over the closing share price of $60.27 on June 4, 2004, and a 22.6% premium over the closing share price of $55.48 on June 2, 2004, the day we met with your executives and financial advisors to discuss a potential combination.

        Our intention has always been to accomplish the combination of our two companies on a friendly basis. Neither MGM MIRAGE nor its principal shareholder currently own any shares of Mandalay. Our offer, which is subject only to standard governmental and corporate approvals and to the negotiation of a definitive agreement, will expire at 5:00 P.M. PST on Tuesday, June 8, 2004.

        Please note, because of the friendly nature of our proposal, we have not disseminated this letter publicly. However, in light of the past several days of discussions regarding the sale of Mandalay, Mandalay management's interest in considering such sale and today's unusual activity in Mandalay's stock, you or your counsel may consider it appropriate or necessary to make a public announcement of our proposal. Please be aware that MGM MIRAGE has no objection to Mandalay releasing this proposal to the public, and we encourage you to do so. We are concerned that the trading activity in Mandalay's stock strongly suggests that there has been a leak of the negotiations. Under applicable securities laws, Mandalay and we have a legal obligation to disclose such negotiations if there has been a leak. Accordingly, if Mandalay does not make such disclosure by 3:30 P.M. PDT today, we will do so ourselves by 5:00 P.M. PDT.

        We look forward to hearing from you.

Very truly yours,

J. Terrence Lanni Chairman and Chief Executive Officer

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  Exhibit 99